

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2019

Patrick Soon-Shiong
Chief Executive Officer
NantKwest, Inc.
3530 John Hopkins Court
San Diego, CA 92121

>   **Re: NantKwest, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed August 23, 2019**
>   **File No. 333-233434**

Dear Dr. Soon-Shiong:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Tom Hornish, Esq.